Exhibit 99.1

GCL and 4Divinity Sign Memorandum of Understanding with Sword Panda for Global Publishing Rights of “Yuan Gong’s Sword: Awakening”

SINGAPORE, Feb. 20, 2025 -- GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced the signing of a Memorandum of Understanding (MOU) with Sword Panda, a videogame developer located in Sichuan, China. The MOU outlines certain key terms of a proposed partnership among the parties and their affiliated entities, including GCL’s potential equity investment in Sword Panda, and Sword Panda’s plan to appoint 4Divinity, GCL’s publishing subsidiary, as its exclusive global publisher for its upcoming game title “Yuan Gong’s Sword: Awakening” (original Chinese title: 猿公剑：白猿觉醒). Parties have agreed to negotiate in good faith a definitive agreement incorporating the key terms contained in the MOU.

Yuan Gong’s Sword: Awakening is a third-person action-adventure game based on the popular Chinese martial arts (wuxia) folktale of the “Yue Maiden’s Sword,” imbued with steampunk elements. In developing the game title, Sword Panda plans to bring to life the flexible and malleable combat experience of traditional Chinese swordsmanship within environments that feature the unique cultural aesthetics of Sichuan, China.

“GCL is committed to empowering a new wave of creators in Asia to deliver exciting game titles, ranging from indie to AAA, through our 4Divinity publishing arm. This MOU marks our latest initiative to invest in promising China-based studios to provide both financial support and shared development resources across the region,” commented GCL’s Group CEO Sebastian Toke. “We love the unique vision and passion that the Sword Panda team brings to their work and believe we can help them reach a global audience of gamers hungry for fresh narratives and characters.”

Sam Wu, founder and Game Director of Sword Panda, stated, “GCL not only has over 15 years of successful experience in the gaming industry but also possesses deep expertise in publishing, marketing operations, and resource integration. Their team is professional and visionary, providing us with valuable experience and strategic advice in global market expansion, brand promotion, and community building. Partnering with them will allow us to focus more confidently on game development and create high-quality games that players worldwide will love.”

“Yuan Gong’s Sword: Awakening” is currently expected to be released in 2026.

About GCL Global Holdings Ltd

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About 4Divinity

4Divinity is a digital and retail games publishing company and a wholly-owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region.

About Sword Panda

Sword Panda Limited, established in November 2022, is a company that focuses on the development of console stand-alone games. It exists to produce high-quality Action Role-Playing Games with Chinese cultural characteristics.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024, and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185

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